EXHIBIT 99.1

TOP Ships Reports Third Quarter and Nine Months 2014 Financial Results

ATHENS, Greece, Jan. 21, 2015 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products today announced its financial results for the third quarter and nine months of 2014.

For the three months ended September 30, 2014, the Company reported:

  Net income of $0.9 million or $0.05 per share.
  Operating income of $0.0 million.
  Revenues of $1.5 million.

For the nine months ended September 30, 2014, the Company reported:

  Net income of $0.5 million or $0.04 per share.
  Operating income of $0.3 million.
  Revenues of $2.1 million.

Outstanding Indebtedness

As of September 30, 2014, the Company had total indebtedness under senior secured credit facilities with its lenders of $19.9 million, net of unamortized financing fees, maturing in 2024.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

Top Ships Inc. owns one MR tanker, currently employed on a time charter, and five newbuilding MRs tankers under construction, which are expected to be delivered to the Company between the first quarter of 2015 and the third quarter of 2016.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2014	2013	2014
REVENUES:

Revenues	$ 6,546	$ 1,484	$ 20,783	$ 2,103

EXPENSES:

Voyage expenses	121	55	514	66
Vessel operating expenses	15	490	56	520
Vessel depreciation	2,021	359	6,064	398
Management fees-related parties	142	133	444	176
Other operational income	--	(500)	--	(861)
General and administrative expenses	546	943	1,631	1,478

Operating income	3,701	4	12,074	326

OTHER INCOME (EXPENSES):

Interest and finance costs	(1,796)	(243)	(5,835)	(344)
Net (loss) / gain on financial instruments	(41)	1,094	(101)	414
Interest income	23	18	77	67
Other, net	--	--	158	(5)

Total other (expenses)/income, net	(1,814)	869	(5,701)	132

Net income and comprehensive income	$ 1,887	$ 873	$ 6,373	$ 458

Earnings per common share, basic	$ 0.77	$ 0.05	$ 2.62	$ 0.04

Earnings per common share, diluted	$ 0.77	$ 0.05	$ 2.62	$ 0.03

Weighted average common shares outstanding, basic	2,435,754	18,948,955	2,434,577	10,939,218

Weighted average common shares outstanding, diluted	2,435,754	18,948,955	2,434,577	14,277,534

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND SEPTEMBER 30, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	September 30,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	7,178
Inventories	--	357
Advances to various creditors	38	39
Prepayments and other	518	611
Total current assets	10,262	8,185

FIXED ASSETS:
Advances for vessels acquisitions / under construction	14,400	27,564
Vessels, net	--	38,559
Other fixed assets, net	1,467	1,433
Total fixed assets	15,867	67,556

OTHER NON CURRENT ASSETS:
Restricted cash	1,739	1,000
Total assets	27,868	76,741

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	--	1,383
Current portion of financial instruments	1,135	--
Due to related parties	807	238
Accounts payable	2,082	1,765
Accrued liabilities	4,581	5,376
Total current liabilities	8,605	8,762

NON-CURRENT LIABILITIES:
Long-term debt	--	18,531
Financial instruments	562	6,052
Other non-current liabilities	3,906	3,306

Total non-current liabilities	4,468	27,889
COMMITMENTS AND CONTINGENCIES

Total liabilities	13,073	36,651

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	--	--
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648,and 18,969,989 shares issued and outstanding at December 31, 2013 and September 30, 2014	25	190
Additional paid-in capital	293,453	318,125
Accumulated deficit	(278,683)	(278,225)
Total stockholders' equity	14,795	40,090
Total liabilities and stockholders' equity	27,868	76,741

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars)

	Nine months ended
	September 30
	2013	2014
Cash Flows provided by / (used in) Operating Activities:
Net income	6,373	458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	7,530	495
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	53	7
Stock-based compensation expense	101	--
Change in fair value of financial instruments	(2,032)	(990)
Loss on sale of other fixed assets	2	5
Gain on sale of vessels	(14)	--
(Increase) Decrease in:
Trade accounts receivable	(1,371)	--
Inventories	--	(357)
Advances to various creditors	(54)	(1)
Prepayments and other	149	(93)
Increase (Decrease) in:
Due to related Parties	(780)	(622)
Accounts payable	761	(712)
Other non-current liabilities	(600)	(600)
Accrued liabilities	40	267
Unearned revenue	(451)	--

Net Cash provided by / (used in) Operating Activities	9,707	(2,143)

Cash Flows provided by / (used in) Investing Activities:
Net proceeds from sale of vessels	25,214	--
Advances for vessel acquisitions / under construction	--	(39,464)
Decrease in restricted cash	1,569	739
Net proceeds from sale of other fixed assets	50	--
Acquisitions of other fixed assets	--	(61)

Net Cash provided by / (used in) Investing Activities	26,833	(38,786)

Cash Flows (used in) / provided by Financing Activities:
Principal payments of debt	(11,120)	--
Prepayment of debt	(24,364)	--
Payment of financing costs	(1,056)	(191)
Proceeds from long-term debt	--	20,125
Proceeds from the issuance of common shares, net	--	19,601
Financial instrument termination payments	--	(1,134)

Net Cash (used in) / provided by Financing Activities	(36,540)	38,401

Net decrease in cash and cash equivalents	--	(2,528)

Cash and cash equivalents at beginning of period	--	9,706

Cash and cash equivalents at end of period	--	7,178

CONTACT: Jon Cunningham
         RedChip Companies, Inc.
         Tel: 1-800-RED-CHIP (733-2447), ext. 107
         Email: jon@redchip.com